# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 04/29/2026
Amends the filing with accession number 0001104659-25-002528
Filed by CIK 0001905691
Persons authorized to receive notices and communications: Mars Guangyuan Cai, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Peifeng Xu, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Victor Yaoyu Zhang, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Maria Yi Xin, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535

## Reporting persons
- Mars Guangyuan Cai (CIK 0001905691): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Smart Share Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peifeng Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Super June Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Victor Yaoyu Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Victor Family Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maria Yi Xin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jade Dew Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Comment:
This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13D filed jointly by the Reporting Persons named therein with the Securities and Exchange Commission (the "SEC") on January 10, 2025 (the "Original Schedule"), as amended by Amendments No. 1 and No. 2 (the Original Schedule as so amended, the "Schedule 13D"), with respect to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited (the "Issuer").

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The description of the Facility Agreement (as defined below) set forth in Item 4 of this Amendment is incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On December 31, 2025 at 10:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Issuer was held at 1102 Xiehe Road, Changning District, Shanghai, People's Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the Transactions, including the Merger.

As of April 28, 2026, Parent has waived the closing condition that holders of no more than 15% of the total issued and outstanding Shares have validly served a notice of dissent under the Cayman Islands Companies Act, after entering into settlement agreements with certain shareholders who have previously exercised their right to dissent.

On April 29, 2026, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 29, 2026, pursuant to which the Merger became effective on April 29, 2026 (the "Effective Time"). As a result of the Merger, the Issuer became a wholly owned subsidiary of MidCo.

At the Effective Time, (a) each Ordinary Share (other than Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and the Class A Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration (as defined in the Merger Agreement) in cash per Ordinary Share without interest and net of any applicable withholding taxes, and (b) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, was cancelled in exchange for the right to receive the Per ADS Merger Consideration (as defined in the Merger Agreement) (less US$5.00 per 100 ADSs (or portion thereof) cancellation fee payable pursuant to the terms of the Deposit Agreement (as defined in the Merger Agreement)), in cash per ADS, without interest and net of any applicable withholding taxes.

At the Effective Time, the Excluded Shares (including Excluded Shares represented by ADSs) were cancelled and ceased to exist for no cash consideration or distribution therefor.

At the Effective Time, each Dissenting Share, issued and outstanding immediately prior to the Effective Time, was cancelled and ceased to exist, and will carry no rights other than the right to receive the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Act.

In addition to the foregoing, at the Effective Time, the Issuer terminated the Company Share Plan (as defined in the Merger Agreement) and any relevant award agreements entered into under the Company Share Plan. In addition, at the Effective Time, each Company Option that was then outstanding and unexercised, whether or not vested or exercisable, and each Company Restricted Share (as defined in the Merger Agreement) and Company Restricted Share Unit (as defined in the Merger Agreement) that was then outstanding, whether or not vested, will be treated as described below.

In connection with the Merger, (a) except for the Rollover Shareholders, there was no former holder of any Vested Company Option (as defined in the Merger Agreement); (b) except for options held by the Rollover Shareholders, each Unvested Company Option (as defined in the Merger Agreement) which was cancelled at the Effective Time will be replaced, after the Effective Time, by an award comprised of other rights or property to the extent permitted by applicable law, which will be subject to substantially equivalent vesting schedule and conditions to such Unvested Company Option (in each case, as may be reasonably determined by Parent); (c) at the Effective Time, by virtue of the Merger, any and all awards granted under the Company Share Plan (other than Vested Company Options and Unvested Company Options), including any Company Restricted Shares and Company Restricted Share Units that were outstanding, whether or not vested, were cancelled and ceased to exist without payment of any consideration or distribution therefor; and (d) at the Effective Time, any and all Vested Company Options and Unvested Company Options held by the Rollover Shareholders were cancelled and ceased to exist in exchange for shares of Parent, in each case in accordance with the Support Agreement.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Capital Market (the "Nasdaq"), and the Issuer will cease to be a publicly traded company. The Issuer has requested the Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on the Nasdaq and withdraw registration of the Issuer's registered securities under the Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Act by filing a certification and notice on Form 15 with the SEC. The Issuer's reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

As contemplated by the New Debt Commitment Letter, MidCo, the New Lender (as mandated lead arranger, facility agent and security agent) and China CITIC Bank Corporation Limited Shanghai Branch (as joint lead arranger) entered into a facility agreement (the "Facility Agreement") on April 28, 2026, providing for a term loan facility up to RMB1,575,000,000 (or its USD equivalent) to fund the Transactions.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement, a copy of which is attached hereto as Exhibit 99.17, and which is incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment or previously reported in the Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 29, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.17 Facility Agreement, dated April 28, 2026.

## Signatures
- Mars Guangyuan Cai: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai (04/29/2026)
- Smart Share Holdings Limited: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai/Director (04/29/2026)
- Peifeng Xu: /s/ Peifeng Xu, Peifeng Xu (04/29/2026)
- Super June Limited: /s/ Peifeng Xu, Peifeng Xu/Director (04/29/2026)
- Victor Yaoyu Zhang: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang (04/29/2026)
- Victor Family Limited: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang/Director (04/29/2026)
- Maria Yi Xin: /s/ Maria Yi Xin, Maria Yi Xin (04/29/2026)
- Jade Dew Capital Limited: /s/ Maria Yi Xin, Maria Yi Xin/Director (04/29/2026)